BRUUSH ORAL CARE INC.

30 Wellington Street West, 5th Floor

Toronto, ON M5L 1E2, Canada

May 26, 2022

Ms. Jessica Ansart

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bruush Oral Care Inc. Draft Registration Statement on Form F-1
Submitted April 1, 2022
CIK No. 0001913210

Dear Ms. Ansart:

By letter dated April 28, 2022, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Bruush Oral Care Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s draft registration statement on Form F-1 submitted on April 1, 2022. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Draft Registration Statement on Form F-1

About this Prospectus, page 1

1.	We note your cautionary statements concerning the representations, warranties and covenants made in agreements filed as exhibits to the registration statement. Disclosure regarding an agreement’s representations, warranties and covenants in a registration statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). If you continue to use these cautionary statements in your registration statement, please revise them to remove any implication that the agreements do not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under the federal securities laws and that might otherwise contradict the representations, warranties and covenants contained in the agreements and will update such disclosure as required by federal securities laws.

Response: We have removed the paragraph containing the cited cautionary statements.

Bruush Oral Care Inc.

Securities and Exchange Commission

May 26, 2022

Prospectus Summary, page 3

2.	The disclosure in the summary should be a balanced presentation of your business. Please balance the description of the opportunity you see in your market, your value proposition and your growth strategy with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, but without limitation, revise your disclosure to also discuss your history of recurring net losses, risks related to your current branding strategy, and any risks your business may face as a result of the COVID-19 pandemic.

Response: We have added a ‘Business Challenges’ section to the disclosure in the Prospectus Summary on page 4.

3.	We note your intention to launch several new products in 2022. Please discuss the development efforts needed to commercially launch these products, where your development efforts currently stand with respect to each of these products and the regulatory approvals necessary in order commence selling these products to the public.

Response: We have expanded our discussion to include these efforts in the section “Prospectus Summary – Growth Strategy - Introduce New Products” on page 4.

4.	We note your disclosure on page 24 that you “accepted a lower selling price per Brüush Kit to increase market penetration and increase brand awareness, as well as increase [y]our active subscriber base to generate more future recurring revenue from [y]our Brüush Refill subscription program” as well as on page 26 that you “accepted a higher operating loss to increase brand awareness and continue to build [y]our active subscriber base to generate more future recurring revenue through our Brüush Refill subscription program.” Please revise your disclosure in the Prospectus Summary as well as the Business Section to discuss this branding strategy. Furthermore, please revise your Risk Factors to address any risks associated with this strategy that lowers selling price to increase market penetration and brand awareness and which has resulted in a history of net losses for your business.

Response: We have deleted the statement “accepted a lower selling price per Brüush Kit to increase market penetration and increase brand awareness, as well as increase our active subscriber base to generate more future recurring revenue from our Brüush Refill subscription program”, as we have now added disclosure to quantify the reduction in the selling price of 12% and to state how the change in product mix (sales breakdown of Brüush Kits versus Brüush Refills) lowered the gross margin, on page 27 under “Management’s Discussion and Analysis of Financial Condition and Results of Financial Condition and Results of Operations – Company Highlights”.

We have also noted the use of special discount offers in the Business Challenges section under the Effectiveness of our marketing strategy heading to highlight that a discount offer strategy lowers the net profit from the sale and will make it more challenging for the Company to attain profitability.

Bruush Oral Care Inc.

Securities and Exchange Commission

May 26, 2022

The Opportunity, page 3

5.	We note your statement that “[o]ral care professionals agree that brushing with an electric toothbrush is one of the most crucial steps to improving oral health.” Please revise your disclosure to provide your basis for this statement.

Response: We have removed this statement and replaced it with the statement “According to the Oral Health Foundation, people who use an electric toothbrush have healthier gums, less tooth decay and keep their teeth for longer compared with those who use a manual toothbrush.” The source for this statement is as follows:

https://www.dentalhealth.org/news/electric-toothbrushes-win-the-head-to-head-against-

manual-in-record-breaking-new-

study#:~:text=Electric%20toothbrushes%20clean%20teeth%20and,who%20use%20a%20manual%20toothbrush.

6.	Please identify the studies referred to in this section that were reviewed by the Company. Please also tell us whether you commissioned the report by Mintel, and, if so, analyze whether you are required to file a consent pursuant to Rule 436 of the Securities Act.

Response: We have deleted the statement “Additionally, a review of studies shows that, in general, electric toothbrushes decrease more plaque and gingivitis than manual toothbrushes; after three months of use, plaque was reduced by over 20 percent and gingivitis by more than 10 percent.” That statement was based on a 2014 review of studies by the independent Cochrane Collaboration.

https://www.consumerreports.org/toothbrush/electric-toothbrush-or-manual-a3193343159/ https://www.cochrane.org/CD002281/ORAL_poweredelectric-toothbrushes-compared-to-manual-toothbrushes-for-maintaining-oral-health

We did not commission the Mintel report and have added language stating that it is an independent report. Moreover, we did not commission the Oral Health Foundation study that we have referenced in the disclosure.

Bruush Oral Care Inc.

Securities and Exchange Commission

May 26, 2022

Our Value Proposition, page 3

7.	We note your statements discussing your leadership in the electric toothbrush market and your position relative to your competition here and throughout the registration statement. For example, you state here that you offer consumers a “top-of-the-line” or “high-quality electric toothbrush” at “a more affordable price than a comparable electric toothbrush from the competition” and that your toothbrush is equipped with “industry-leading technology.” We also note that on page 4 you state that your “the Brüush Toothbrush is one of the sleekest looking brushes on the market.” Please revise your disclosure here and throughout the registration statement, including in the Competition subsection on page 36, to provide the basis for any statements regarding your competitive position and comparisons between your products and those of your competitors. Refer to Item 4.B.7. of Form 20-F.

Response: We have eliminated the references to “top-of-the-line” and “industry-leading technology.” We have qualified our statement about offering consumers “a more affordable price than a comparable electric toothbrush from the competition” by saying that “we believe” that we do so. Similarly, we have qualified our statement as a belief that “the Brüush Toothbrush is one of the sleekest looking brushes on the market”.

8.	We note your discussion of your subscription program and in particular, your statement that “almost 80% of [y]our customers purchased a Brüush Kit with a Subscription,” which you state “evidences the fact that this aspect of [y]our value proposition is very appealing to the consumers.” We also note, however, your statement on page 24 that “[you] accepted a lower selling price per Brüush Kit to [...] increase [y]our active subscriber base to generate more future recurring revenue from [y]our Brüush Refill subscription program.” In light of this statement, please revise your discussion here to provide greater context on your strategy for your subscription program including how you are appealing to customers through your current subscription offering.

Response: We have eliminated the statement “evidences the fact that this aspect of our value proposition is very appealing to the consumers” and added detail to explain the strategy for our subscription program including how we are appealing to customers through our current subscription offering. The source for the statement “Studies have shown that over 40% of people do not change their toothbrush as frequently as they should” is as follows:

https://www.electricteeth.com/uk/dental-statistics/

Growth Strategy, page 4

9.	We note your statement here and throughout the registration statement that you have “over 27,000 active subscriptions” or “active subscribers.” Please revise your disclosure to define an “active subscription.”

Response: As requested, we have added a definition of “active subscription” in the first paragraph of the Prospectus Summary (Overview) on page 3 and under “Management’s Discussion and Analysis of Financial Condition and Results of Financial Condition and Results of Operations – Company Overview on page 26”.

Bruush Oral Care Inc.

Securities and Exchange Commission

May 26, 2022

Introduce new products, page 4

10.	We note that you plan to launch a suite of new oral care products in 2022 that are “[r]ooted in innovative, effective ingredients and elegant formulations.” Please expand your disclosure to discuss how these new products are innovative and to provide the basis upon which you have determined that they are effective. To the extent that any of these products would need regulatory approvals prior to commercialization, please discuss those approvals and whether you have obtained them. For products requiring approval by, for example, the FDA or a foreign government equivalent, conclusions regarding efficacy and safety are determinations that only the FDA or a foreign government equivalent has the authority to make. In the case that your products will need such approvals, but they have not yet been obtained, please revise your disclosure throughout your document, including but not limited to the statement noted here, to eliminate the implication that your product candidates have been or will ultimately be determined safe and/or effective or have demonstrated safety and/or efficacy for purposes of approval by the FDA or comparable agency.

Response: We have eliminated the description “[r]ooted in innovative, effective ingredients and elegant formulations” and added the statement “Of the Consumables, only the toothpaste is subject to registration with the United States Food and Drug Administration (“FDA”). Mouthwash, dental floss and whitening pen are categorized as cosmetic products, which do not require FDA pre-market approval.” We have also included the disclosure regarding the potential regulatory requirements for our new toothpaste on page 40 under “Business – Growth Strategy”.

The Offering

Use of Proceeds, page 5

11.	Please revise your disclosure here regarding the expected uses of your net proceeds to align with the specific purposes that you describe in the Use of Proceeds section on page 21.

Response: We have revised the disclosure accordingly.

Risk Factors, page 8

12.	Please expand your risk factor disclosure to include a risk factor discussing any material cybersecurity risks and developments you face, in particular as an e-commerce company. To the extent you have been materially impacted by a cybersecurity breach, please include a description of the incident, costs, and other consequences. For additional guidance, please refer to CF Disclosure Guidance Topic No. 2 on Cybersecurity.

Response: We have included a new risk factor on page 12 on material cybersecurity risks and developments we face as an e-commerce company. We have not been to date materially impacted by any cybersecurity breach.

Bruush Oral Care Inc.

Securities and Exchange Commission

May 26, 2022

Capitalization, page 19

13.	Please revise your presentation to present cash rather than total current assets and to include total debt. Revise your calculation of total capitalization to only include total debt and total stockholders’ deficiency.

Response: The calculation has been amended to present cash rather than total current assets and to include total debt. We have revised the calculation so that total capitalization is the sum of total debt and total stockholders’ deficiency.

Use of Proceeds, page 21

14.	Please revise this section to provide more specific detail regarding the use of the funds to be allocated to your working capital needs, growth strategies and sales and marketing activities. For each category, please discuss what aspects of the purpose will be covered by the funds and how far into your plans for each purpose the funding will enable you to reach. For example, we note that you plan to launch several new oral care products in 2022, including toothpaste, mouthwash, dental floss, a whitening pen and an electric toothbrush designed for kids. To the extent that some of these proceeds will go towards commercialization of these products, please discuss how far into the commercialization of each product you anticipate the funding will enable you to reach. If the anticipated proceeds will not be sufficient to fund all the proposed purposes, please ensure that the order of priority of such purposes is given, as well as the amount and sources of other funds needed. Refer to Item 3.C. of Form 20-F.

Response: We have this section accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 24

15.	Please expand your discussion and analysis of revenues to quantify the extent to which changes in volume, pricing and mix of products (i.e., kits versus refills) sold had on revenues for each period presented. Refer to Item 303(b)(2)(iii) of Regulation S-K and Sections 501.04 and 501.12 of the Financial Reporting Codification.

Response: We have included additional discussion to the revenue and gross profit sections on page 28 to discuss the change in volume, pricing and mix of products.

16.	Please quantify the amount of discounts recognized as an offset to revenues for each period presented given the material impact to gross profit. Refer to Item 303(b)(2) of Regulation S-K and Section 501.12 of the Financial Reporting Codification.

Response: We have added disclosure on page 27 under “Company Highlights” relating to the level of discounts, as well as the product mix change, which lowered the gross margin.

Bruush Oral Care Inc.

Securities and Exchange Commission

May 26, 2022

17.	Please expand your disclosure for the fair market value of warrants to describe the factors contributing to the significant increase in fair value of the warrants from the issuance of the July/August 2020 warrants to the issuance of the August/September 2020 warrants.

Response: We have expanded the disclosure for the fair market value of warrants on page 29 under “Results of Operations – October 31, 2021 compared to October 31, 2020 – Other Items” to explain that the main driver of the increase in the fair value is the increase in the estimated stock price for the underlying shares.

Liquidity and Capital Resources, page 27

18.	We note that inventory is a significant component of total current assets as of the two most recent balance sheet dates. As such, please include the inventory turnover ratio or other measure used by management to monitor inventory for each period presented along with an analysis of the ratio trends. Refer to Item 303(b)(1) of Regulation S-K and Section 501.13.b. of the Financial Reporting Codification for guidance.

Response: We have expanded the discussion in this section to note that the inventory changes ‘reflect changes in the ordinary course of business’. The Company does not specially monitor inventory turnover ratios and is focused rather on overall inventory levels on hand and having sufficient inventory on hand to meet expected future sales. If specific measures are utilized going forward, they will be added to the discussion.

Financial Instruments and Risk Management, page 32

19.	Please expand your disclosures for foreign exchange risk to disclose the amount of financial assets held in Canadian dollars by type of financial asset.

Response: We have added the financial assets held in Canadian dollars on page 35 under “Financial Instruments and Risk Management – Foreign exchange risk”.

Business, page 34

20.	We note your disclosure on page 35 that you currently sell products in the United States and Canada. Please revise your Business section to provide a breakdown of total revenues by geographic market for the last three financial years. Refer to Item 4.B.2. of Form 20-F.

Response: We have added a table on the next page in the “Sales Channels” section that details the breakdown of sales between the United States and Canada.

Bruush Oral Care Inc.

Securities and Exchange Commission

May 26, 2022

Facilities, Production and Distribution, page 35

21.	We note your disclosure that you develop and manufacture products with third-party manufacturing partners located in Canada and China. Given the ongoing impact from the outbreak of COVID-19, in particular in China, please revise your disclosure to address whether you or your third-party manufacturing partner in China have experienced any availability problems or supply shortages related to raw materials, interruptions or delays related to the manufacture of your products in China or any interruptions or delays with respect to moving your product from your manufacturers in Canada and China to your distributor in Utah. To the extent that there is a material risk to the manufacturing and/or distribution of your products due to the ongoing COVID-19 pandemic, please also revise your Risk Factors to specifically address this risk.

Response: We have added a statement “to date we have not experienced any material interruptions or delays related to the manufacture of our products in China or Canada or moving our products from our manufacturers in China and Canada to our third-party fulfilment and logistics partner in Salt Lake City, Utah.” We have also added a risk factor relating to potential impacts on our manufacturing and distribution due to COVID-19 on page 12.

Sales Channels, page 35

22.	We note that you have partnered with third-party retailers including Indigo, Harry Rosen, Macy’s and Urban Outfitters who sell your products on their websites. Please clarify whether you have commercial arrangements in place with these retailers. Furthermore, to the extent you are dependent upon any contract you have in place with your partners, please disclose the material terms of any such contract and file it as an exhibit to the registration statement. Alternatively, advise us why such agreement is not material and required to be described and filed. Refer to Item 4.B.6, Item 10.C. and Section 4.(a) to the Instructions as to Exhibits of Form 20-F.

Response: We have noted in the first paragraph under this section that the arrangements are commercial agreements and stated that we are not dependent on any one of these third-party commercial agreements.

23.	We note the estimated market size included in this section is for the oral care market. Please provide the market size for electronic toothbrushes and the your current share of that market.

Response: We have added that the North American market for electric toothbrushes is over $1 billion and that our market share is infinitesimal. The sources for both figures are as follows:

https://www.marketreportsworld.com/north-america-oral-care-market-13517620

https://www.globenewswire.com/news-release/2022/02/17/2387330/0/en/Electric-Toothbrush-Market-to-Worth-USD-3-99-Billion-by-2028-Electric-Toothbrush-Industry-Registering-3-9-CAGR.html

Bruush Oral Care Inc.

Securities and Exchange Commission

May 26, 2022

Brand Strategy, page 36

24.	Please revise your disclosure here to further explain your unique brand strategy. Please explain what your “organic seeding programs” are and how you generate omni-channel content through these programs. We also note that you “received over 200 brand-elevating press placements” with various press outlets. Please explain how you generate these press placements and whether you pay for these placements. Finally, we note that you have collaborated “with over 200 on-brand influencers.” Please explain how you generate these collaborations and whether you have any commercial arrangements in place with these influencers. To the extent that you depend on any such arrangement with an influencer, please disclose the material terms of the arrangement and file it as an exhibit to the registration statement. Refer to Items 4.B.5. and 4.B.6. as well as Section 4.(a) to the Instructions as to Exhibits of Form 20-F.

Response: We have revised this section as requested to address all these items.

Partnership with Kevin Hart, page 36

25.	Please expand your discussion here of your Endorsement Agreement with K. Hart Enterprises, Inc., to disclose all material terms of the agreement including each parties’ rights and obligations as well as a more detailed explanation of the various compensation terms.

Response: We have expanded the discussion of the endorsement agreement on page 36 to include disclosure as requested.

Regulatory Environment, page 37

26.	Please expand your discussion of the regulatory environment in which your business operates to include a discussion of any material effects of Canadian government regulations on your business. Furthermore, we note that you intend to commercialize various new oral care products in 2022 such as toothpaste, mouthwash, dental floss and whitening. To the extent that the commercialization of any of these new products would be subject to government regulations such as FDA approval, please revise your discussion here to describe the material effects of such government regulations.

Response: We have added additional disclosure on page 37 as requested.

Bruush Oral Care Inc.

Securities and Exchange Commission

May 26, 2022

Intellectual Property, page 38

27.	Please revise your disclosure here to specify the product(s) to which these patents relate as well as the expiration dates of these patents. Furthermore, to the extent that you have any pending or planned patent applications related to the products you intend to launch in 2022, please provide for each pending on planned patent application the following information:

●	the specific product to which the patent relates;
●	whether the patent is owned or licensed;
●	the type of patent protection (for example, composition of matter, use, or process);
●	the patent expiration dates; and
●	the applicable jurisdictions.

Response: We have specified that the United States and Canadian design patents are for the Brüush Toothbrush and added the respective expiration dates. We have also stated that we do not intend to file any new patents as it relates to the new products that we will be launching later this year.

Management

Executive Officers, page 39

28.	Please include the age for each of your officers and directors and provide clear disclosure regarding their business experience during the last five years, including the companies at which they worked and the dates of employment at each company.

Response: We have included ages for each officer and director and revised the disclosure to add specific dates of employment over the last five years where it was missing.

Equity Compensation Plan, page 43

29.	Please revise your disclosure to describe the material terms of the existing Stock Option Plan. Refer to Item 6.E.2. of Form 20-F.

Response: We have revised the disclosure of the stock option plan accordingly.

Executive and Director Compensation

Employment, Consulting and Management Agreements, page 44

30.	Please revise your disclosure to include a summary of the material terms of the employment agreement between the company and Matthew Kavanagh.

Response: We have revised this disclosure accordingly by expanding footnote (1) by providing additional details.

Summary Compensation Table, page 44

31.	Please tell us why the amount of stock-based compensation is not included in the summary compensation table.

Response: We have added the stock-based compensation to the compensation table.

Bruush Oral Care Inc.

Securities and Exchange Commission

May 26, 2022

Principal Shareholders, page 45

32.	To the extent known, please disclose any significant change in the percentage ownership held by any major shareholders during the past three years. Refer to Item 7.A.1.(b) of Form 20-F.

Response: There has not been any significant change in the percentage ownership held by any shareholder owning 5% or more of the Company in the last three years.

33.	Please include the share ownership information for each officer and director of the company. Please also revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by Yaletown Bros Ventures Ltd.

Response: We have added the share ownership for each officer and director to the table and have noted that Yaletown Bros Ventures Ltd. is jointly owned by Matthew Friesen and Bradley Friesen.

Experts, page 61

34.	Please include the identification of your independent registered public accounting firm and specific reference to their reports on your consolidated financial statements as experts in auditing and accounting. Refer to Item 4 of Form F-1 and Item 10.G. of Form 20-F for guidance.

Response: We moved the paragraph that appeared under the caption “Experts” the first paragraph under the caption “Where You Can Find More Information” and have revised the section captioned “Experts” as requested on page 61.

Notes to the Financial Statements

3. Summary of Significant Accounting Policies and Use of Estimates and Judgments, page F-9

35.	Please include your accounting policy for the identification of operating and reportable segments. To the extent that you have more than one reportable segment, please provide the disclosures required by IFRS 8.20 through .30. Finally, provide the entity-wide disclosures required by IFRS 8.31 through .34 regardless of the number of reportable segments identified.

Response: We added a new section ‘Operating Segments’ to Note 3 that states that the Company is organized into one operating and reportable segment based on the products of the Company which are determined to be complimentary to one another. Additionally, ‘Note 14 – Segmented Information’ has been added to the financial statements.

Bruush Oral Care Inc.

Securities and Exchange Commission

May 26, 2022

Revenue recognition, page F-9

36.	Please revise to more clearly describe the arrangements underlying your deferred revenue liability account and provide the disclosures required by IFRS 15.116-118.

Response: We have amended the text of the revenue recognition section in Note 3 to the financial statements to clarify the arrangements giving rise to deferred revenue.

37.	We note from page 3 that you distribute a starter kit, which includes a toothbrush, brush heads, a charger and travel case and separately a refill kit that only includes brush heads. We also note within MD&A that you attribute changes in sales and gross margins to the differences between the two products. Accordingly, please revise to provide the disaggregation of revenue disclosures required by IFRS 15.114-115 for your starter kits and refill kits.

Response: The Brüush Kit (starter kit that includes a Brüush Toothbrush, three brush heads, a charger and travel case) and the Brüush Refill (three-pack of brush heads) are two separate products sold by the Company at different gross margins. The Brüush Refill can be purchased either one-time or on a subscription basis, the difference being the customer is automatically shipped a Brüush Refill every six months if they enroll in the subscription, with their credit card being charged prior to shipping. That being said, the Brüush Kit and Brüush Refill are related products in that the Brüush Refills are the replacement brush heads for the Brüush Toothbrush. As such, the products are part of one reporting segment and not subject to the disaggregation disclosures required by IFRS 15.114-115. Additionally, as the revenue from the Brüush Kit and Brüush Refill are both product sales and recognized at the time of delivery to the customer, they do not have materially different sales characteristics that would require disaggregation under IFRS 15.114-115.

Research and development costs, page F-11

38.	Please expand your disclosure to state the amount of research and development costs expensed for each period presented.

Response: We have added the appropriate disclosure on page F-11.

Share capital, page F-13

39.	We note your accounting policy is to assign warrants issued as part of a unit a residual value only to the extent that the price of the unit exceeds the market price of the underlying share at issuance otherwise it is assigned no value. Please expand your accounting policy to clarify that this assumes the warrant is equity classified and to also provide your accounting policy for warrants issued as part of a unit that does not qualify for equity classification. Refer to IAS 32.

Response: This requirement is addressed in the section “Critical accounting estimates and significant management judgments – Fair value measurement of broker warrants and warrant derivative’ section” in Note 3 to the financial statements appearing on page F-14.

Bruush Oral Care Inc.

Securities and Exchange Commission

May 26, 2022

Critical accounting estimates and significant management judgments, page F-14

40.	Please include a discussion of the estimates and judgments management made to estimate the fair value of the Class B common shares that are underlying and drive the fair value of warrants and stock-based compensation. In this regard, we did not note any cash transactions during the nine-months ended October 31, 2021.

Response: This information is addressed in Note 14 to the financial statements and reference is made to such information in the related paragraph in the section in Note 3 to the financial statements referenced in our response to Comment 38.

12. Share Capital

(a) Options, page F-19

41.	Please revise your disclosure for the 309,498 options granted during fiscal year 2021 to disclose the total fair value of these options with compensation expense of $145,933 recognized during fiscal year 2021 and $92,276 recognized during the 9-months ended October 31, 2021. In this regard, it is unclear how $145,933 is the total fair value of the grant as currently disclosed.

Response: The total fair value of the options granted was $246,071. $145,933 is the portion recognized for the fiscal year ended January 31, 2021. The disclosure has been amended accordingly.

13. Derivative Warrant Liability, page F-19

42.	Please revise your disclosures for the assumptions used in the Black-Scholes Option Pricing Model to include the fair value of the Class B Common Shares, as this is a material input into estimating fair value of the warrants. Please also address this comment for your presentation in MD&A on page 26.

Response: The fair value of the Class B Common Shares has been added to the disclosure on page F-19 and the MD&A.

43.	For the warrants issued in connection with a private placement of units in August and September 2020, please address the inconsistent disclosure regarding the fair value of the warrants upon issuance of $821,346 in Note 12 on page F-18 versus $774,895 on page F- 20.

Response: The disclosure on page F-18 has been updated to $774,895.

Bruush Oral Care Inc.

Securities and Exchange Commission

May 26, 2022

44.	We note that you issued 236,073 broker warrants with the same terms as the unit warrants for the August and September 2020 private placement units with an issuance fair value of $123,981. Please tell us why these warrants have not been included in the disclosure of the derivative warrant liability and marked to fair value for each period presented.

Response: The broker warrants were issued for services provided and as such, accounted for in accordance with IFRS 2 share-based payment as equity-settled awards. Under IFRS 2, equity-settled instruments are not subsequently re-measured as per IFRS 2.11, the fair value of equity instruments are measured at grant date.

General

45.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: There have not been any such written communications as defined in Rule 405 under the Securities Act. We undertake to provide you supplementally any such written communications that we present, or anyone we authorize to do so on our behalf presents, to potential investors in reliance on Section 5(d) of the Securities Act, regardless of whether such investors retain copies of the communication.

Thank you for your assistance in reviewing this submission.

Very truly yours,

Aneil Manhas

Chief Executive Officer